UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Announcement of an Extension of the Tender Offer for Shares of Fuji Robin Industries Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By:	/s/ Masahiko Goto

Masahiko Goto President and Representative Director
     Date: April 17, 2007

For immediate release
April 17, 2007

Company name:	Makita Corporation

Representative:	Masahiko Goto, President

Code number:	6586
Announcement of an Extension of the Tender Offer for
Shares of Fuji Robin Industries Ltd.
     Makita Corporation (“Makita”) hereby announces that its tender offer (the “Tender Offer”) for common shares of Fuji Robin Industries Ltd. (Code No. 6021, Second Section of the Tokyo Stock Exchange, hereafter, the “Subject Company”) published in the “Announcement of a Tender Offer for Shares of Fuji Robin Industries Ltd.” dated March 20, 2007 and that commenced on March 22, 2007 has been extended as described below.
     Furthermore, Makita announces that the details of the public notice of the commencement of the Tender Offer dated March 22, 2007 (electronic public notice (electronic public notice address: https://info.edinet.go.jp/EdiHtml/main.htm) having been made, and notice to that effect having been published in Nihon Keizai Shimbun on the same date) have been amended as follows.
1. Reasons for Extending the Term of the Tender Offer
     On April 16, 2007, the Subject Company performed timely disclosure accompanying the downward revision of the profit forecast figures for the annual earnings estimates of the Subject Company for the fiscal year ended March 31, 2007 by means of the “Announcement of Revised Annual Earnings Estimates.” Upon receipt of this disclosure, it has become necessary for Makita to submit a revised filing in order to correct the items described in the registration statement for the Tender Offer submitted March 22, 2007 in relation to the Tender Offer and to extend the term of the Tender Offer.
     In consideration of the effect of the details of the disclosure by the Subject Company described above upon the Tender Offer, Makita believes it is important to establish a term that is sufficient for all stockholders of the Subject Company to be notified of the Subject Company’s disclosure and to make decisions regarding subscription, and thus has decided to extend the Tender Offer so that the final date of the term of the Tender Offer shall be May 7, 2007.
2. Details of the Extension of the Tender Offer and Other Revisions
     The “Announcement of a Tender Offer for Shares of Fuji Robin Industries Ltd.” dated March 20, 2007 shall be amended as follows. Please note that the amended sections are underlined.

English Translation of press release originally issued in Japanese language	1

2. Overview of the Tender Offer
(2) Tender Offer Period
     (i) Tender Offer Period at the Time of Filing
                    (Before change)
                    From March 22, 2007 (Thursday) through April 19, 2007 (Thursday) (21 business days)
                    (After change)
                    From March 22, 2007 (Thursday) through May 7, 2007 (Monday) (30 business days)
(8) Method of Settlement
     (ii) Commencement Date of Settlement
                    (Before change)
                    April 27, 2007 (Friday) (The rest is omitted)
                    (After change)
                    May 15, 2007 (Tuesday) (The rest is omitted)
3. Miscellaneous
(2) Other Information Considered to be Necessary for Investors to Judge Whether They Tender or not
                    (Before change)
                    None
                    (After change)
                    The Subject Company issued an “Announcement of Revised Annual Earnings Estimates” on April 16, 2007.
3. Details of the Revision in the Public Notice of the Commencement of the Tender Offer
     In the Public Notice of the Commencement of the Tender Offer dated March 22, 2007, the item “2. Details of the Tender Offer” shall be revised as described below. Please note that the amended sections are underlined.

2. Overview of the Tender Offer
(3) Tender Offer Period
     (i) Tender Offer Period at the Time of Filing
                    (Before change)
                    From March 22, 2007 (Thursday) through April 19, 2007 (Thursday) (21 business days)
                    (After change)
                    From March 22, 2007 (Thursday) through May 7, 2007 (Monday) (30 business days)
(11) Commencement Date of Settlement
                    (Before change)
                    April 27, 2007 (Friday)
                    (After change)
                    May 15, 2007 (Tuesday)

English Translation of press release originally issued in Japanese language	2